XA, INC.
                      875 North Michigan Avenue, Suite 2626
                            Chicago, Illinois 60611
                              Tel: (312) 397-9100
                              Fax: (312) 573-1515

January  27,  2005

Mr.  Jeffrey  Shady                                              VIA  EDGAR
Securities  and  Exchange  Commission
450  Fifth  Street  N.W.
Washington,  D.C.  20549

     Re:  XA,  Inc.
          Post-Effective Amendment No. 1 to Form SB-2 Filed January 4, 2005 File No. 333-118317
          Post-Effective  Amendment  Withdrawal  Request

Mr.  Shady:

     Pursuant to Rule 477 of the Securities Act of 1933, as amended, XA, Inc. (the "Company") hereby requests withdrawal of its Post-Effective Amendment No. 1 to the Company's registration statement on Form SB-2 (File No. 333-118317) (the "Registration Statement") filed with the Securities and Exchange Commission on January 4, 2005 (the "Post-Effective Amendment").

     The Company is requesting withdrawal of the Post-Effective Amendment as the filing was improperly tagged and should instead be filed under the "424B3" form type. Accordingly, the Company intends to file a prospectus under the "424B3" form type.

     Based on the foregoing, the Company respectfully requests that the Commission consent to the withdrawal of the Post-Effective Amendment.

     If you have any questions or require further information, please contact David M, Loev, Attorney at Law at (713) 524-4110.

                              Respectfully  yours,

                              By:  /s/  Joseph  Wagner
                                   -------------------
                                   Joseph  Wagner
                                   President

Cc:  David  M.  Loev

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